

THE ELEPHANT IN THE ROOM FILM

A romantic comedy that asks: Can a relationship work across the political divide?

OVERVIEW   DETAILS   POSTS   WHAT INVESTORS SAY   ASK A QUESTION

Highlights

1. Film was released in 8/14/25 on Amazon and other pay-to-rent platforms, and on Tubi 10/14/25.

2. From a multiple Emmy-winning writer-producer of HBO's BAND OF BROTHERS (Hanks/Spielberg production).

3. The film is a feel-good exploration of a timely serious topic - in a light-hearted romcom package.

4 Distribution deals are in place for U.S. including theatrical & digital, and a non-U.S. sales agent.

5 Filmmakers will split revenue 50-50 with investors after investors recoup 120%.

6 Film has received over $120K in non-recoupable grants & tax-deductible donations, outside Wefunder.

Featured Investor

 **Alan Jacobson**

Invested $5,000

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Syndicate Lead

Psychologist, executive coach, consultant, and former non-profit leader from the Boston area. Investing $1k-$10k in independent films, cutting-edge technology companies, and life sciences startups. Open to being an early investor and lead investor.

performancepsychology.net

"I was delighted and humbled when Erik asked me to become the Lead Investor. This film has everything that makes independent films ultimately successful. First, it has a compelling, timely, and marketable idea that can attract a wide audience: This film is perfectly timed; audiences with a wide variety of political beliefs may find this movie and the experience of watching it with friends, family, and strangers quite moving. Second, it has experienced, talented, and committed people behind the project: Erik is an Emmy-winning writer and producer who has already had wonderful success in big-budget productions, and he literally wrote the book on screenwriting. Third, there are solid casting, production, post-production, and marketing and distribution plans: Check out the timeline - attainable, thoughtful, and realistic. Fourth, it has a high chance to pay off: a solid return is quite realistic, and if it really is the perfect film at the perfect time, as I suspect, it has the potential to be one of the most successful crowdfunded films ever (no guarantees, of course). Please join me in investing in this exciting project."

Team



Erik Bork Writer-Director-Producer

Two-time Emmy and Golden Globe-winning writer-producer of HBO's BAND OF BROTHERS and FROM THE EARTH TO THE MOON. In his lengthy screenwriting career, Erik's worked with Tom Hanks, Steven Spielberg, and many major producers, studios and networks.

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Ross McCall Co-Producer

Ross served as a producer on three under-$500,000 independent films in the last six years, and directed his first feature which rose to #4 on Netflix UK. Ross is also known as an actor on projects like WHITE COLLAR, BAND OF BROTHERS, CRASH and 24.

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Hadley Hillel Co-Producer

Director-producer of over 20 short films that have been shown in 55 national and international film festivals, and won more than 40 jury and audience awards, including an Emmy at the Academy of Television Arts and Sciences College Television Awards.

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Cole Pisano Director of Photography

A Director of Photography and Lighting Designer based in Los Angeles, Cole has worked on countless feature films, television shows, commercials and music videos (including for Olivia Rodrigo and Billie Eilish). He also shot Erik Bork's I GOT THIS.



Alexander Taylor Composer

Alexander serves as lead composer for Wonder Media, an animation company founded by RUGRATS co-creator Terry Thoren. He's scored many films including the documentary SCREAM QUEEN! MY NIGHTMARE ON ELM STREET and the



Lionsgate crime thriller ARKANSAS.

The Elephant in the Room

A lonely female progressive meets a guy she might want to date. The only problem is he voted for Trump for president. Twice. And it's December 2020.

That's the premise of **THE ELEPHANT IN THE ROOM** a romantic comedy written and directed by Erik Bork (HBO's BAND OF BROTHERS).

The film was shot in 2023 in Los Angeles and finished in September 2024, with the help of Wefunder investors and a variety of non-profit and individual donors ($120,000 donated to date).

It stars Alyssa Limperis, Dominic Burgess, Sandra Ellis Lafferty and Sean Kleier. (See IMDB page for more info.)

The film was released on Amazon and other pay-to-rent platforms 8/14/25 and on Tubi (free to stream with ads) 10/14/25.

This campaign closed on April 18, 2025. No further investments can be accepted.

INVESTMENT/DONATION LEVELS

(NOTE: Higher investment levels include all non-credit benefits of lower levels. These same rewards are also available for HALF the listed dollar amounts if contributed here as a tax-deductible donation instead of an investment.)

$100 Shout out on the film's social media.

$500 Receive a digital copy of several drafts of the script to see its evolution.

$1,000 Receive a digital download of Erik Bork's filmmaking video journal.

$2,500 A one-hour zoom session with Erik Bork which can be used to get feedback on your project(s).

$5,000 2 passes to the world premiere or other film festival chosen by investor. (Transportation/lodging not included.)

$10,000 **ASSOCIATE PRODUCER** credit on IMDB.

$25,000 **EXECUTIVE PRODUCER** credit on IMDB. You and a guest also have the option to meet Erik Bork for dinner in NYC. (Transportation/lodging not included.)

MONKEY WRENCH FILMS AND CARDINAL XD PRESENT A FUNCLUB UNLIMITED PRODUCTION AN ERIK BORK FILM "THE ELEPHANT IN THE ROOM" ALYSSA LIMPERIS DOMINIC BURGESS SANDRA ELLIS LAFFERTY JACK DE SENA WITH SAIDAH EKULONA AND SEAN KLEIER MUSIC BY ALEXANDER TAYLOR COSTUME DESIGNER CLAIRE YOUNG EDITED BY BRYAN COLVIN DIRECTOR OF PHOTOGRAPHY COLE PISANO CO-PRODUCED BY DIANE KIRMAN MICHAEL COSCIA EXECUTIVE PRODUCERS COMMON PICTURES BRIDGE ENTERTAINMENT LABS CIVIC HEALTH PROJECT MORE PRODUCTIONS STEVEN CLARK ROBBIE CANNON DAVID WALTON SHERYL ROBINSON-COLLINS JIM COLLINS JASON ALTMIRE ANN REIDY TED HADDOCK WRITTEN, PRODUCED & DIRECTED BY ERIK BORK



MONKEY WRENCH FILMS

Watch the original pitch video and read more below (the film was original titled COMING TOGETHER)...



COMING



TOGETHER

An independent feature film
from writer-director Erik Bork

(click here to watch video)



02:59



vimeo

"Tribalism... is the curse of our times right now. Tribalism hinges on us not seeing each other as full, multi-dimensional, fully fleshed human beings. It hinges on us seeing everybody as either pro or con, ally or enemy, friend or foe. People are more complicated than that. Life is more complicated than that." - Frank Bruni, *New York Times columnist* - on HBO's *Real Time with Bill Maher* - 3/12/22

THE ELEPHANT IN THE ROOM is a light-hearted movie about a serious subject. What happens when a young single L.A. woman -- an avowed progressive -- discovers a new guy she meets in December 2020 happens to be a supporter of President Donald Trump? Is he someone she could actually date, regardless? And is she, for him?

Helping her explore this question, reluctantly, is her new housemate, a gay man who is the opposite of the romcom "gay best friend" trope. He's not fabulous, extroverted or interested in talking about her love life. At all. But she so wants them to be friends. And she can help him with something he wants -- to get in better shape while they quarantine together.

So she sets about enthusiastically training him while getting his take on what's going on with the new guy. She gets closer to both of them in the process. She realizes she can't change the guy's politics. In fact, he decides to attend the January 6 "Stop the Steal" rally in Washington. Is all hope lost for them?

Smart Comedy with Heart

Take heart: this story does not unfold in scenes of strident political argument! While their different views are clear as the main stumbling point to a relationship, and she experiments with “dialoguing” about them, it’s really about three likable people trying to figure out their lives and relationships and move forward.

Tonally it has similarities to some of these films from the past:

Classic Hollywood romantic comedies


Two Weeks Notice

Political opposites thrown together in a light-hearted “will they or won’t they” situation


JERRY MAGUIRE

Single female perspective - should she date this guy or is he all wrong?

With a low-budget "indie" sensibility


cocktails first. questions later.


How much love, sex, fun and friendship can a person take?
The story of eight old friends searching for something they lost,


swingers
get a nightlife.

Like *Coming Together, Swingers* also dealt with L.A. dating life - on a $200,000 budget (grossed $4.6 million)


and finding that all they needed was each other.
THE BIG CHILL
In a cold world you need your friends to keep you warm.
COLUMBIA PICTURES Presents
A CARSON PRODUCTIONS GROUP, LTD. PRODUCTION of A LAWRENCE KASDAN Film
"THE BIG CHILL"
TOM BERENGER · GLENN CLOSE · JEFF GOLDBLUM · WILLIAM HURT
KEVIN KLINE · MARY KAY PLACE · MEG TILLY · JOBETH WILLIAMS
CAROL LITTLETON JOHN BAILEY LAWRENCE KASDAN &
BARBARA BENEDEK MARCIA NASATIR AND LAWRENCE KASDAN
MICHAEL SHAMBERG LAWRENCE KASDAN

Political disagreements and evolution are explored, with lovable people coming together in friendship and non-traditional relationships

<u>And some of the flavors of recent streaming comedy series such as:</u>


FLEABAG

Edgy contemporary female point


RAMY

Serious topic (religion/Islam) for a

Edgy contemporary female point-of-view on dating, sex and loneliness that is as much about needing friendship as love

young man who gets himself into hilariously difficult conflicts as he stumbles toward the right way to live

The characters have flaws they need to look at, but this is not the kind of arty niche film that appeals only to critics and film festivals. It's not aimless or ambiguous, and it doesn't have a "messy" main character who's hard to fully bond with or care about. It's more of a traditional narrative with sympathetic characters and a central story problem that builds and complicates in clear, entertaining ways, as the characters grapple with it.

Writer-Director Erik Bork

Erik Bork is best known for his Emmy- and Golden Globe-winning work as one of the producers and writers of the epic HBO miniseries **BAND OF BROTHERS** and **FROM THE EARTH TO THE MOON**, where he worked alongside executive producer Tom Hanks and Steven Spielberg (on ***BAND OF BROTHERS***).


BAND OF BROTHERS Emmy Awards



FROM THE EARTH TO THE MOON Emmy Awards

Erik's lengthy professional screenwriting career also includes stints writing for two primetime drama series on NBC and the former CW, selling numerous pitches for series and movies to the likes of NBC, the Fox network, HBO and TNT, and writing scripts on assignment for both feature film and television projects that didn't make it to the screen (par for the course for most pro screenwriters), such as:

- A World War II bomber movie starring and produced by Tom Hanks, with Steven Spielberg attached to direct, for Universal Pictures

- An HBO film about the tragic story of acclaimed jockey Chris Antley

- A comedy series about a divorced couple who continues to work together and co-parent a variety of kids, for ABC Studios and producer Warren Littlefield

- An original miniseries about the rise of Apple Computer Company for HBO and Playtone for HBO and Playtone

- A legal comedy-drama about an "old boy's club" law firm taken over by a female managing partner who turns the tables on which gender gets the fast track, for NBC

His work as a writer/producer includes projects with companies such as:

UNIVERSAL · ORIGINAL FILM · AMBLIN ENTERTAINMENT · TNT · PLAY·TONE · NBC · CAA CreativeArtistsAgency · HBO · WARNER BROS. TELEVISION · IMAGINE · HYPNOTIC · FOX · JERSEY FILMS · abc studios · NBC·UNIVERSAL TELEVISION STUDIO · JERRY BRUCKHEIMER TELEVISION · 20th TELEVISION · the LITTLEFIELD company · SONY PICTURES TELEVISION

Erik is also a well-known script consultant and blogger on screenwriting who has taught for UCLA Extension's renowned Writers' Program and National University's MFA in Professional Screenwriting. His book *THE IDEA: THE SEVEN ELEMENTS OF A VIABLE STORY FOR SCREEN, STAGE OR FICTION* was published in 2018 and is a multi-category Amazon best-seller.



"Before starting any project, every film or TV writer, whether new or experienced, should read this book. When Erik sent it to me, I was just beginning a new script. This book



showed me problems with the idea I didn't know I had. Better yet, it showed me how to find solutions."

—**Graham Yost,**
Writer/executive producer/showrunner
JUSTIFIED, THE AMERICANS, SPEED

Erik's 22-minute short comedy

Erik Bork wrote and directed **I GOT THIS**, which was released in 2018 and played at many film festivals, winning awards such as:

- Filmmakers' Award: Outstanding Short Film - Sherman Oaks Film Festival

- Filmmakers' Award: Outstanding Director - Sherman Oaks Film Festival

- Grand Jury Prize: Best Screenplay - Sherman Oaks Film Festival

- Best Featurette: Comedy - Idyllwild International Festival of Cinema

- Best Screenplay: Featurette - Idyllwild International Festival of Cinema

I GOT THIS is streaming on the renowned Omeleto short film channel on YouTube, where it's been viewed almost 300,000 times with over 1,000 comments. See samples below:


I Got This
a short film by Erik Bork

This was such an amazing short!!!!! Incredibly believable plot with a heart-warming twist.

That ending made my smile so hard my jaw hurt.

This is the best video I have seen on here so far. I was truly emotionally invested.

What an amazing short film! Kudos all around. As a father it touched the soul.

Omgosh I'm CRYING! This was just unexpectedly lovely.

View the film on Omeleto here:


Omeleto
I GOT THIS | Omeleto
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Omeleto
Watch on YouTube

THE ELEPHANT IN THE ROOM - Characters

(Actors pictured are for character reference only - not the cast in the film.)



Leah

- Smarting from a recent break-up
- Feeling very alone in her L.A. rental home
- Freelance social media consultant who works from home
- Longs for connection and purpose
- Frustrated that millions of people think the presidential election was stolen (it's Dec. 2020)





Vincent

- Recent L.A. transplant from the more conservative Riverside area
- Lives with and helps care for his grandma who has memory issues
- Cooks in a restaurant and plans to go to culinary school
- Secretly a Trump supporter; not super passionate or overzealous about it
- Suggests Leah could try to "convert" him so he can have a chance to keep seeing her



Martin

- An introvert who recently moved to L.A. for inspiration as he finishes his PhD in Film Studies
- Has hopes to get a job as a studio tour guide once the pandemic lifts
- Decides he'd better his chances if he lost weight, which he allows Leah to help him with
- Not looking for friendship the way she is, but gets pulled into her dating drama
- Tells her he's good at "compartmentalizing," which she tries to do with Vincent

Project Timeline

Forward-looking projections can't be guaranteed.

Production - OCTOBER 4-27, 2023

- 18-day shoot over 4 weeks in Los Angeles area

Post-Production - NOVEMBER 2023 - DECEMBER 2024

- Editing

- Music Composition and Placement

- Sound Mixing

- Color Correction

- VFX & Title Design

Premiere/release planning - SEPTEMBER 2024 - FEBRUARY 2025

- Finalize North American and international distribution deals

- Create PR/deliverable assets as needed (trailer, poster, DCP's, etc.)

- Fundraise and plan for marketing campaign and event theatrical screenings

Release - FEBRUARY 2025 AND BEYOND

- In-person screenings plus digital (TVOD & AVOD).

- Ongoing marketing spend to promote release

- Revenue/recoupment begins




the Room
MONKEY WRENCH FILMS AND CARDINAL XD PRESENT A FUNCLUB UNLIMITED PRODUCTION AN ERIK BORK FILM "THE ELEPHANT IN THE ROOM" ALYSSA LIMPERIS DOMINIC BURGESS
SANDRA ELLIS LAFFERTY JACK DE SENA WITH SAIDAH EKULONA AND SEAN KLEIER MUSIC BY ALEXANDER TAYLOR COSTUME DESIGNER CLAIRE YOUNG EDITED BY BRYAN COLVIN DIRECTOR OF PHOTOGRAPHY COLE PISANO
CO-PRODUCED BY DIANE KIRMAN MICHAEL COSCIA EXECUTIVE PRODUCERS COMMON PICTURES BRIDGE ENTERTAINMENT LABS CIVIC HEALTH PROJECT MORE PRODUCTIONS STEVEN CLARK
ROBBIE CANNON DAVID WALTON SHERYL ROBINSON-COLLINS JIM COLLINS JASON ALTMIRE ANN REIDY TED HADDOCK WRITTEN, PRODUCED & DIRECTED BY ERIK BORK
MONKEY WRENCH

Questions?

Use the "Ask a Question" option above and others will benefit from seeing your question and its answer. Or for private questions, email us at ComingTogetherMovie@gmail.com.